Conflict Minerals Report of Curtiss-Wright Corporation
In accord with Rule 13p-1 under the Securities Exchange Act of 1934

Exhibit 1.01

This is the Conflict Mineral Report of Curtiss-Wright Corporation (the “Corporation”) for calendar year 2014 (excluding conflict minerals that, prior to January 31, 2014, were located outside of the supply chain) in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (Rule 13p-1). Numerous terms in this report are defined in Rule 13p-1 and Form SD and the readers are invited to refer to those sources.

1.    Introduction

The intent of this Conflict Minerals Report (CMR) is to describe the design and implementation of Curtiss-Wright Corporation’s due diligence process following Rule 13p-1 requirements. Per Rule 13p-1, the Corporation undertook due diligence efforts to determine whether the conflict minerals in its products, as described in Form SD, that are necessary to the functionality or production of the products, were or were not “DRC conflict free”.

2.    Product Description

Curtiss-Wright Corporation is a global company that delivers highly engineered, critical function products and services to the commercial, industrial, defense and energy markets. The products we provide include valves, pumps, motors, generators, instrumentation, shipboard systems, vessels, control electronics, mechanical actuation and drive systems, specialized sensors, motors and electronic controller units, embedded computing components and control systems. We also provide technical services to enhance the performance and durability, extend the life, and prevent premature fatigue and failure on customer-supplied metal components. In some cases, 3TG may be necessary to the functionality or production of a product we manufacture or are contracted to manufacture.

3.    Design of Due Diligence Measures

The design of Curtiss-Wright Corporation’s due diligence process is designed in conformity with the Organization for Economic Cooperation and Development’s (OECD’s) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and accompanying Supplements

1 OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Supplement on Tin, Tantalum and Tungsten and Supplement on Gold, 2013; http://www.oecd.org/daf/inv/mne/GuidanceEdition2.pdf.

4.    Due Diligence Measures Implemented

Due Diligence measures undertaken by Curtiss-Wright Corporation included the following:

1)	Management Systems

a.
The Corporation established a charter and identified a cross functional management team consisting of representatives from Legal, Finance and Supply Chain management to oversee the conflict mineral program.

b.	The Corporation developed a risk mitigation and corrective action plan to support “Due Diligence efforts”.

c.	The Corporation has adopted the following policy, which is available on our website: http://www.curtisswright.com/investors/corporate-governance/Conflict-Minerals-Policy-Statement/default.aspx

d.	The Corporation’s policy provides a grievance mechanism for its suppliers to report concerns or seek guidance.

e.	The Corporation distributed communications by way of contract provisions, training, and educational materials to its supply chain informing suppliers of their obligation for reporting and disclosure.

f.	The Corporation utilizes industry working groups to assist with interpretation and execution to the regulation and OECD Due Diligence Framework.

2)	Identify and assess risks in the supply chain

a.
Based upon the size and complexity of our supply base, the various markets we participate in, and the number of products we provide, the Corporation took a supplier centric approach for inquiry based upon the nature of the material and likelihood of 3TG content.

b.
The Corporation relies on our suppliers, whose components may contain 3TG, to provide us with information about the source of conflict minerals contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers.

c.	The Corporation leveraged the EICC/ GeSI surveys to conduct our inquiry and gather information for our due diligence efforts.

d.	The Corporation evaluated supplier responses and performed a manual review of responses identified as high-risk through “Red Flag” checks.

3)	Design and implement a strategy to respond to identified risks

a.	The Corporation designed a risk mitigation and corrective action plan through which the due diligence activities are implemented, managed and monitored.

b.	The Corporation established a management dashboard and weekly management review in which we track and address our communication efforts and supplier responses, or lack thereof.

c.	Non-responsive suppliers or inadequate responses are addressed through a predetermined schedule of email and telephonic follow-up communications.

d.	The Corporation evaluated responses and assessed smelter information provided against the Conflict Free Sourcing Initiative (CFSI) conflict-free smelters lists.

e.	Management reviewed supplier responses to comply with our policy. We addressed supplier responses with follow-up letters where deemed appropriate.

4)	Carry out independent third-party audit of smelter/refinery due diligence practices

a.	The Corporation does not typically have a direct relationship with 3TG smelters and refiners and does not perform or direct audits of these entities within our supply chain.

5)	Report annually on supply chain due diligence

a.
In compliance with U.S. Securities and Exchange Commission (SEC) rules, as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the Corporation files a Form SD and this Conflict Minerals Report with the SEC by May 31st of each year, covering the period of the prior calendar year.

5.    Steps to Improve Due Diligence
Curtiss-Wright Corporation will endeavor to continuously improve upon its supply chain due diligence efforts.